Exhibit 12.1

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred share dividends

The following table shows Allergan’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred share dividends for each of the periods indicated (dollars in millions):

	Year ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	1,095.6	1,295.6	1,193.3	411.8	239.8
Preferred dividends paid	278.4	278.4	208.1	—	—
Interest portion of rent expense(1)	23.8	15.7	16.5	23.0	15.9

Total fixed charges	1,397.8	1,589.7	1,417.9	434.8	255.7

Earnings:
Pretax income (loss) from continuing operations less equity income	(10,386.4)	(2,832.0)	(4,547.5)	(2,998.2)	(725.6)
Plus: Fixed charges	1,397.8	1,589.7	1,417.9	434.8	255.7
Less: Preferred dividends paid	278.4	278.4	208.1	—	—

Total earnings available for fixed charges	(9,267.0)	(1,520.7)	(3,337.7)	(2,563.4)	(469.9)
Deficiency	10,664.8	3,110.4	4,755.6	2,998.2	725.6

Ratio of earnings to fixed charges:(2)	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred share dividends:(3)	—	—	—	—	—

(1)	Rents included in the computation consist of one-third of rental expense, which Allergan believes to be a reasonable approximation of the interest factor in its leases, which are not material.

(2)	For purposes of determining the ratio of earnings to fixed charges, “earnings” represents pre-tax income (loss) from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries and income or loss from equity investees plus fixed charges less preference security dividend requirements of consolidated subsidiaries. “Fixed charges” consist of interest expensed and capitalized on all indebtedness plus amortization of deferred costs of financing, accretion of debt discount on convertible senior debentures, the estimated interest component of lease rental expense and the preference security dividend requirements of consolidated subsidiaries.

(3)	For the purposes of determining the ratio of earnings to combined fixed charges and preferred share dividends, “earnings” has the meaning described in Note 2 above, “fixed charges” has the meaning described in Note 2 above, and “preferred share dividends” comprise dividends declared on the 5.500% Mandatory Convertible Preferred Shares, Series A.